SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11–K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number    0-10537

A.   Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois  60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp Inc. Employees

401(k) Savings Plan and Trust

Years ended December 31, 2001 and 2000

with Report of Independent Auditors

Employer Identification #36-3143493

Plan #003

Old Second Bancorp Inc. Employees

401(k) Savings Plan and Trust

Financial Statements

and Supplemental Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Employee Benefits Committee

Old Second Bancorp, Inc. Employees

401(k) Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 12, 2002

Chicago, Illinois

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees

401(k) Savings Plan and Trust

Statements of Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments	$9,830,303	$8,228,646
Participant contribution receivable	39,043	40,564
Employer contribution receivable	23,569	23,090
Dividend and interest receivable	12,628	11,601
Assets available for benefits	$9,905,543	$8,303,901

See accompanying notes.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees

401(k) Savings Plan and Trust

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2001	2000
Additions
Participant contributions	$971,664	$754,570
Employer contributions	307,504	229,383
Rollover contributions	127,007	49,741
Dividend and interest income	76,835	108,095
Net realized and unrealized appreciation (depreciation) in fair value of investments	467,074	(118,106)
	1,950,084	1,023,683
Deductions
Benefit payments	348,442	915,885
Net increase	1,601,642	107,798
Assets available for benefits:
Beginning of year	8,303,901	8,196,103
End of year	$9,905,543	$8,303,901

See accompanying notes.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc.

Employees 401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1.  Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees 401(k) Savings Plan & Trust (the Plan).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining.  Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis, shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect a reduction in compensation from 1% to 12% (10%, prior to July 1, 2000), not to exceed the Internal Revenue Code (IRC) limit, representing the employee’s pretax contribution to the Plan.

Maximum contribution limits of less than 12% (10% prior to July 1, 2000) of compensation may apply for certain highly compensated employees.  In addition, each participant may elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan.  Quarterly, the Company contributes an amount on behalf of each eligible participant equal to 66 2/3% of the salary reduction contributions made in the Plan year, not to exceed 3% of the participant’s compensation.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary. Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.

Income Allocation

Under provisions of the Plan, each participant must direct the trustee to invest the balance of their account in participation units in the Old Second Bancorp, Inc. Common Stock Fund, and/or in certain common trust funds established and maintained by the trustee for the collective investment of funds held in qualified employee benefit plans, and/or certain mutual funds, and/or certain money market fund vehicles.  Income, gains, and losses realized from such directed investments are charged or credited to the account of the directing participant based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date less withdrawals since the last valuation date.

Vesting

Participants are always fully vested in their employee and rollover contributions and earnings thereon.  Company contributions and earnings thereon became 100% vested after two years of service.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence.  The term of such loan shall be determined by the Company.  The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2.  Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans and the Benchmark Diversified Asset Portfolio are carried at the quoted market value of the underlying assets held in the funds.  The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price.  Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year ended December 31
	2001	2000
Common collective trust funds	$(408,103)	$85,688
Common stock	971,403	(88,404)
Registered investment companies	(96,226)	(115,390)
	$467,074	$(118,106)

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2001	2000
Benchmark Diversified Asset Portfolio	$614,934	$476,837
Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans:
Diversified Equity Fund	3,797,989	3,900,807
Bond Fund	1,472,420	1,255,521
Government Securities Fund	826,520	701,581
Old Second Bancorp, Inc. common stock	2,488,925	1,432,054

All investments are participant directed.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 19, 1992, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Subsequent Event

Effective January 1, 2002, the Company increased its matching contribution to 100% of the participant’s contribution up to 4% of the participant’s compensation.

Also effective January 1, 2002, there is no percentage limit for salary deferrals (subject to statutory wage limitations).

Also, effective January 1, 2002, the assets of the Old Second Bancorp, Inc. Employees Profit Sharing Plan and Trust merged into the Plan.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees

401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2001

Identity of Issuer/Description	Shares	Current Value

Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans

Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	6,260	$6,260
Employee Benefit Diversified Equity Portfolio Fund*	90,076	2,873,478
		2,879,738

Bond Fund
Northern Trust Benchmark Diversified Asset Portfolio	5,879	5,879
Employee Benefit Bond Fund*	9,601	1,165,530
		1,171,409

Money Market Fund
Northern Trust Benchmark Diversified Asset Portfolio	431,355	431,355

Government Securities Fund
Northern Trust Benchmark Diversified Asset Portfolio	46,475	46,475
Employee Benefit Government Securities Fund*	16,960	772,244
		818,719

Old Second Bancorp, Inc., Common Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	30,237	30,237
Old Second Bancorp, Inc. common stock*	63,139	2,488,925
		2,519,162

Small Cap Stock Fund
Franklin Strategic Series Small Cap Growth Fund	1,962	61,443

EIN 36-3143493

Plan #003

Identity of Issuer/Description	Shares	Current Value

Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans (continued)

Index Stock Fund
Northern Trust Benchmark Diversified Asset Portfolio	466	$466
Vanguard Index Trust 500 Portfolio Fund	1,211	128,237
		128,703

International Stock Fund
Morgan Stanley International Equity Fund	3,723	58,040

Aggressive Growth Stock Fund
Twentieth Century Ultra Fund	7,097	196,159

Science & Technology Fund
T Rowe Price Science & Technology Fund	2,857	59,760

Value Stock Fund
Legg Mason Navigator Value Trust Fund	1,569	83,049

Conservative Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	2,243	2,243
Employee Benefit Bond Fund*	128	15,539
Employee Benefit Diversified Equity Portfolio Fund*	125	3,988
Employee Benefit Government Securities Fund*	114	5,191
		26,961

EIN 36-3143493

Plan #003

Identity of Issuer/Description	Shares	Current Value

Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans (continued)

Balanced Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	23,579	$23,519
Employee Benefit Bond Fund*	1,004	121,882
Employee Benefit Diversified Equity Portfolio Fund*	5,674	181,004
Employee Benefit Government Securities Fund*	822	37,428
		363,833

Growth Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	19,366	19,366
Employee Benefit Bond Fund*	497	60,334
Employee Benefit Diversified Equity Portfolio Fund*	5,057	161,321
Employee Benefit Government Securities Fund*	256	11,657
		252,678

Aggressive Model Fund
Northern Trust Benchmark Diversified Asset Portfolio	49,134	49,134
Employee Benefit Bond Fund*	899	109,135
Employee Benefit Diversified Equity Portfolio Fund*	18,125	578,198
		736,467

Loan Fund
Participant Loans, 8.5%—10% interest rates		42,827
		$9,830,303

*Represents a party in interest to the Plan.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-38914) pertaining to the Old Second Bancorp Inc. 401(k) Savings Plan and Trust of our report dated April 12, 2002, with respect to the financial statements and schedule of the Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001

Ernst & Young LLP

June 27, 2002

Chicago, Illinois

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

BY:	/s/ William B. Skoglund
William B. Skoglund
President and Chief Executive Officer

BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham
Senior Vice President and Chief Financial Officer

DATE:  June 28, 2002